UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Issuance of Bond Certificates in Mexico for Ps. 3.0 Billion

GUADALAJARA, Mexico, March 29, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announced today that it successfully completed the issuance of 30 million long-term bond certificates in Mexico (Certificados Bursátiles) at a nominal value of Ps. 100 each (one hundred pesos 00/100), for a total value of Ps. 3.0 billion.

The bond certificates were issued in accordance with the following terms:

  30 million bond certificates were issued under the ticker symbol “GAP19”, at a nominal value of Ps. 100 (one hundred pesos 00/100) each, for a total value of Ps. 3.0 billion (three billion pesos 00/100);
  interest will be payable every 28 days at a variable rate of TIIE-28 plus 45 basis points; and
  principal will be due at maturity on March 22, 2024.

Proceeds from the issuance will be allocated to finance capital investments in México for 2019 and 2020. This offering was oversubscribed by over 2.9 times.

With this issuance, the Company reaches a total of Ps. 12.0 billion long-term bond certificates issued in the Mexican capital markets. This issuance took place in accordance with a 5-year program beginning in 2015 authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for the issuance of up to Ps. 15.0 billion.

The Company signed a floating-for-fixed interest rate Swap for the full term of the bond certificates, swapping the TIIE-referenced floating leg for an 8.03% fixed.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the “GAP 19” long-term bond certificates issued on the Mexican markets (the “GAP 19 Bond Certificates”), in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The GAP 19 Bond Certificates have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any U.S. state securities laws. The GAP 19 Bond Certificates may not be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration under the Securities Act. This press release is neither an offer to sell or a solicitation to buy. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the GAP 19 Bond Certificates, nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer Alejandra Soto, IR and Financial Planning Manager Maria Barona, i-advize Corporate Communications	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 29, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer